

November 23, 2011

Via E-mail
Cleveland Gary, Chief Executive Officer
Healthway Shopping Network, Inc.
802 Old Dixie Hwy. #2
Lake Park, FL 33403

> **Re:** **Healthway Shopping Network, Inc.**
> **Amendments No. 10 to Registration Statement on Form S-1**
> **Filed November 2, 2011**
> **File No. 333-166983**

Dear Mr. Gary:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that you are now also registering the resale of 6,000,000 shares held by your Chief Executive Officer and President. Because of the size of the transaction being registered compared to the outstanding shares held by non-affiliates, the nature of the offering and the selling shareholders, it appears that the transaction is not a secondary offering eligible to be made on a shelf basis under Rule 415(a)(1)(i) of Regulation C and instead represents a primary offering which must be made at a fixed price because you do not qualify to conduct a primary offering "at the market" for purposes of Rule 415(a)(4). Therefore, please identify the selling shareholders as underwriters, and revise the cover page and the terms of the offering and plan of distribution sections to state that the affiliates will offer their shares of common stock for a fixed price for the duration of the offering.

Sales Projections Forecast, page 5

2. We note in your response to comment 4 in our letter dated October 5, 2011 that you revised the annual revenue projection in year 1 from $64,320,338 to $1,576,769; however, you have not provided any analysis explaining the reasonable basis for such an assessment. Please delete this section and the projections of product sales or provide a detailed analysis. See Item 10(b) of Regulation S-K.

The Terms of the Offering, page 8

3. Please include a description of the resale shares in this section.

Dilution of the Price You Pay for Your Shares, page 15

4. We are still unable to recalculate the dilution attributable to new shareholders as indicated in this table. Please review your calculation for accuracy. Please also supplementally show us how you computed pro forma net tangible book value per share after the offering. Please revise and advise.

Selling Security Holders, page 30

5. For each selling stockholder, please briefly describe the transaction in which they acquired the shares that they are offering for resale.

6. Please move the language regarding the shares to be distributed by the selling shareholders under the plan of distribution section on page 16.

Report of Independent Registered Public Accounting Firm, page 37

7. Please note that to the extent the independent auditor's report makes reference to other independent auditors such reports should be presented along with such auditor's consent. In this regard, we note you have had three different auditors over the past three audit periods. Please revise or advise.

Financial Statements, page 38

8. You indicate the judgment against you was satisfied on July 7, 2011. Please tell us in detail how such judgment was satisfied including any terms of settlement. Please note that the details of any settlement should be disclosed in the notes to your financial statements.

9. Please note your financial statements should be updated to September 30, 2011.

<u>Exhibit 23.4</u>

10. Please delete the assumption in the fourth paragraph that the board resolutions are and will be in full force and effect at all times, as too broad.

11. Please revise the penultimate paragraph to reflect that the 7,500,000 shares being offered by the company when sold, will be legally issued, etc. Counsel must also opine that the 6,000,000 shares being offered for resale by the selling shareholders "are" legally issued, etc. For guidance refer to Staff Legal Bulletin No. 19 (CF), Legality and Tax Opinions in Registered Offerings (October 14, 2011), Section II(B)(2)(h), which is available on our website.

12. Please file the legal opinion as Exhibit 5.1 instead of Exhibit 23.4.

You may contact Jim Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342 or Brigitte Lippmann, Special Counsel, at (202) 551-3713 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Brigitte Lippmann   for

Mara L. Ransom
Assistant Director